Exhibit 19.1

1ST SOURCE CORPORATION
TRADING IN CAPITAL STOCK POLICY
(Effective May 8, 1991)

AMENDED BY DIRECTORS
October 19, 2023.

Purpose: To establish a formal reporting mechanism for trading in the capital stock of 1st Source Corporation (“1st Source” or the “Company”)‚ establish restrictions against trading during designated periods of time and assist the Company to ensure compliance by insiders with applicable securities laws.
Statement of Policy:
I. Background
Directors‚ officers, or all other employees of 1st Source and its subsidiaries who have access to material, non-public information are legally prohibited from trading shares of, or otherwise profiting from a transaction involving, capital stock in the Company on the basis of that information. For decades, the law has recognized the importance of this prohibition by making “insider trading” illegal. In an effort to further deter insider trading violations, the Insider Trading and Securities Fraud Enforcement Act of 1988 was enacted, giving the SEC and the U.S. Justice Department even greater enforcement powers.
Under the Act, individuals (known as “insiders”) who trade in any public company’s stock when motivated by material, non-public information face civil damages of up to three times the profit gained or loss avoided as a result of any such trades, and criminal penalties of as much as $1 million (no matter how small the profit gained or loss avoided) and 10 years imprisonment. These penalties also apply if an insider passes on (“tips”) non-public information to others who then trade in the company’s stock, including friends and family members, even if the insider did not expect the “tippee” to trade on or otherwise derive a profit from the information, and even if the insider himself or herself did not trade or profit from the tippee’s trading. In addition to the penalties applicable to insiders, 1st Source, as well as any supervisory person who fails to take appropriate steps to prevent illegal trading by an insider, faces substantial fines, including criminal penalties of up to $2.5 million and civil penalties up to $2.3 million or three times the profit gained or loss avoided.
The legal ramifications of insider trading aside, we at 1st Source have all worked extremely hard over the years to establish our reputation for integrity and ethical conduct. We cannot afford to have our reputation for adhering to the highest standards of conduct damaged by improper trading practices. Needless to say, a violation of insider trading laws, or even an SEC investigation that does not result in prosecution, can tarnish the Company’s and an employee’s reputation and possibly irreparably damage the employee’s career.
Accordingly, if any director, officer, or other employee is determined to violate this policy, Company imposed sanctions, including dismissal for cause, could result.
II. Explanation of Insider Trading Violations

The most common insider trading violation is buying or selling a publicly traded stock when motivated to do so on the basis of material non-public information. Information is material if it would be deemed important by a reasonable investor in deciding whether to buy, sell or refrain from buying or selling our stock. Any information that could be expected to affect the market price of 1st Source stock, whether it is positive or negative information, should be considered material. By way of example, it is probable that the following information, in most circumstances, would be deemed material: annual or quarterly financial results; a significant change in earnings or earnings projections; unusual gains or losses in major operations; negotiations and agreements regarding significant acquisitions, divestitures or business combinations; a significant increase or decrease in dividends; and major management changes. Please note that the types of potential, material non-public information extends well beyond just the annual and quarterly financial statements.
Even after material information has been publicly disclosed, an insider should continue to refrain from trading until the information has been adequately disseminated to the public, such as through a press release or an SEC filing, and investors have had sufficient time to evaluate it. As stated below, this policy requires the passage of a two-business day period after public disclosure of the material information at issue before insiders are permitted to engage in trading of 1st Source stock.
It is important to note that insider trading laws apply to every employee of a publicly owned company, not just directors and senior officers. As explained below, more restrictions and oversight are applied to directors and senior officers because they are expected to have greater access to material non-public information. But again, any employee who obtains access to such information is subject to the legal prohibition against insider trading.
III. Internal Policies
This policy includes restrictions and other requirements for three groups of individuals under the 1st Source umbrella: all employees, the “Restricted Group” and the “Section 16 Reporting Persons.” The discussion of policies applicable to each group begins with the restrictions on trading applicable to all directors, officers, and other employees.
A. All directors, officers, and employees.
Anyone (i.e., a director, officer or other employee of the Company and its subsidiaries) with access to material non-public information is prohibited from buying or selling or participating in other transfers of 1st Source stock, engaging in any other actions to take personal advantage of that information, or passing that information on to others outside the Company, until opening of the market on the third business day after that information has been released to the public. This prohibition applies to every 1st Source director, officer, or employee, although members of the “Restricted Group” and “Section 16 Reporting Persons,” both discussed below, are subject to further restrictions.
B. The “Restricted Group” of directors, officers, and other employees.
1. Restricted Period. The following individuals (the “Restricted Group”) are subject to a restricted period (also commonly referred to as the “quiet period” or the “blackout period”) each quarter during which they are prohibited from trading 1st Source stock. The restricted periods begin the mornings of March 16, June 16, September 16, and December 16 and end upon close of the U.S. markets the second business day following issuance of the Company’s next quarterly or annual earnings release. The office of the General Counsel or Chief Financial Officer will notify members of the Restricted Group of the date of expiration of each restricted period coincident with issuance of the Company’s earnings release. The Restricted Group includes:
•Directors of 1st Source Corporation and 1st Source Bank and any subsidiaries or affiliates;
•Strategic Deployment Committee members;
•Regional Presidents
•Senior Vice Presidents and above;
•The controller, auditor, and vice presidents and above in the accounting and audit areas of 1st Source Corporation and 1st Source Bank and any subsidiaries or affiliates; and
•Other employees designated by the CEO or CFO who regularly or from time-to-time become aware of earnings information or other material non-public information about the Company.
The restricted period is applied to these individuals because they are presumed to be more likely to have access to material non-public information. The prohibition against trading in 1st Source stock during the restricted period is intended to prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information.
2. Trading Window. The converse of the restricted period is the “trading window,” i.e., the period during which members of the Restricted Group are permitted to trade 1st Source stock, although still subject to first obtaining “pre-clearance” (described below). As the definition of the restricted period implies, the “trading window” period begins with the opening of the market on the third business day following the issuance of the Company’s quarterly or year-end earnings release and ends on March 15, June 15, September 15, and December 15 of each calendar year.
Periodically an event may occur that is material to the Company but not known to the public. So long as the event remains material and non-public, the CEO or CFO may close the trading window generally or designate certain insiders who may not trade in the Company’s stock. The decision to close the trading window for those particular individuals will not be announced, other than to those who are aware of the material non- public information and such individuals must not disclose to others the fact that the trading window has been closed for them.
3. Pre-Clearance. During a trading window period, members of the Restricted Group must contact the General Counsel’s Office, or if someone is not available, the Chief Financial Officer, and obtain pre-clearance before buying, selling or participating in any other transfer of Company stock (including any transfer by gift, pledge, loan or otherwise). To obtain pre-clearance, such individual must submit a description of the proposed transaction to the General Counsel’s Office or the Chief Financial Officer on the “Pre-Clearance Authorization Request Form”. This pre-clearance requirement is intended to ensure that the requested trade is not potentially motivated by material non-public information regarding the Company, and that such trading would not otherwise appear improper and to ensure the Company has needed information concerning the trading or related matters that may be required to be included in the Company’s periodic reports to the SEC. A pre-cleared transaction must be completed within two (2) business days of the date pre-clearance is obtained and, if not timely completed, pre-clearance must again be sought. Generally, pre-clearance will be denied if the Company’s Chief Financial Officer believes the proposed transaction would occur within the period beginning 4 business days before and 4 business days after (i) an open-market transaction by the Company in which it repurchases

Company shares or (ii) the announcement by the Company of adoption or increase of a share repurchase program or plan.
Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan (described below) once the applicable cooling-off period has expired. No trades may be made under an Approved 10b5-1 Plan until expiration of the applicable cooling-off period. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third-party effecting transactions on behalf of the Restricted Group member should be instructed to send duplicate confirmations of all such transactions to the General Counsel’s Office.
C. Section 16 Reporting Persons
The law applies even more scrutiny to senior policy makers of public companies by requiring public reporting of any trades by directors and executive officers. Thus, all directors and executive officers of 1st Source Corporation (the “Section 16 Reporting Persons”) are subject to the reporting requirements of Section 16 of the Securities and Exchange Act of 1934. In addition to the foregoing restricted period and pre-clearance requirements, the Section 16 Reporting Persons must follow a broker interface procedure in order to ensure the timely filing of Forms 3, 4 or 5 with the SEC. (While the Company will assist with these filings, timely filing of these reports is the personal legal obligation of each Section 16 Reporting Person.) Specifically, these individuals and their broker must have signed a Broker Instruction/Representation form prior to the trade which requires the broker (i) not to execute any trade without first confirming with the Company that the transaction was pre-cleared, and (ii) to report immediately to the Company the details of any executed transaction involving Company stock.
The Section 16 Reporting Persons also are subject to Section 16(b) of the Securities and Exchange Act of 1934. Under Section 16(b), any profit realized by a Section 16 Reporting Person on a “short-swing” transaction (i.e., a purchase and sale, or sale and purchase, occurring within six (6) months) must be paid to the Company upon demand by the Company or by a stockholder acting on behalf of the Company. The pre-clearance and broker interface requirements are also intended to help prevent inadvertent violations of Section 16(b).
D. Exception for Approved 10b5-1 Plan Transactions.
These trading restrictions do not apply to transactions under a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934 (an “Approved 10b5-1 Plan”) that meet the following requirements:
(i) it has been reviewed and approved by the General Counsel’s Office at least five days in advance of being entered into (or, if revised or amended, such proposed revisions or amendments have been reviewed and approved by the General Counsel’s Office at least five days in advance of being entered into);
(ii) it provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur until after that time. The appropriate cooling-off period will vary based on the status of the Restricted Group member. For directors and officers, the cooling-off period ends on the later of (x) ninety days after adoption or certain modifications of the 10b5-1 plan; or (y) two business days following disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the quarter in which the 10b5-1 plan was adopted. For all other members of the Restricted Group, the cooling-off period ends 30 days after adoption or modification of the 10b5-1 plan. This required cooling-off period will apply to the entry into a new 10b5-1 plan and any revision or modification of a 10b5-1 plan;
(iii) it is entered into in good faith by the Restricted Group member, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the Restricted Group member is not in possession of material nonpublic information about the Company; and, if such person is a director or officer, the 10b5-1 plan must include representations certifying to that effect;
(iv) it gives a third party the discretionary authority to execute such purchases and sales, outside the control of the Restricted Group member, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and
(v) it is the only outstanding Approved 10b5-1 Plan entered into by the Restricted Group member (subject to the exceptions set out in SEC Rule 10b5-1(c)(ii)(D)).
No Approved 10b5-1 Plan may be adopted during a blackout period.
If you are considering entering into, modifying, or terminating an Approved 10b5-1 Plan or have any questions regarding Approved Rule 10b5-1 Plans, please contact the General Counsel’s Office. You should consult your own legal and tax advisors before entering into, or modifying or terminating, an Approved 10b5-1 Plan. A trading plan, contract, instruction, or arrangement will not qualify as an Approved 10b5-1 Plan without the prior review and approval of the General Counsel’s Office as described above.
IV. Application of this Policy
A. Family Members. The above trading restrictions (including, with respect to Restricted Group members, pre-clearance requirements) apply to family members who reside with any insider, anyone else who lives in the insider’s household, and any family members who do not live with the insider but whose transactions in the Company’s stock are directed by the insider. Each insider in expected to be responsible for these other persons, and therefore, should make them aware of the need to confer with the insider before they trade in the Company’s stock.
B. Stock Options. The above insider trading restrictions do not apply to the exercise of any employee stock option using cash or the delivery of previously owned Company Stock (other than a Section 16 Reporting Person who must pre-clear the exercise so a Form 4 can be timely filed). The restrictions do apply, however, to any sale or exchange of stock for the purpose of generating the cash needed to pay the exercise price of an option and any cashless exercise of Company-granted stock options.

C. 401(k) and Profit Sharing Plan. The above insider trading restrictions do not apply to purchases of Company stock in the 401(k) and Profit Sharing Plan resulting from an employee’s periodic contribution of money to the plan pursuant to a payroll deduction election. The restrictions do apply, however, to certain elections an employee may make under the plan, including: (a) an election to commence, increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow against the plan account if the loan will result in a liquidation of some or all of the employee’s Company stock fund balance, and (d) the employee’s election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund. Members of the Restricted Group who are participants in the plan will be permitted to make and change elections only during a trading window.
D. Employee Stock Purchase Plan. The above insider trading restrictions do not apply to purchases of Company stock in the Employee Stock Purchase Plan resulting from an employee’s periodic contribution of money to the plan pursuant to the election the employee made at the time of the employee’s enrollment in the plan. The restrictions also do not apply to purchases of Company stock resulting from lump sum contributions to the plan, provided that the employee elected to participate by lump-sum payment at the beginning of the applicable enrollment period. The restrictions do apply to an employee’s election to participate in the plan for any enrollment period, any changes to such election, and to the employee’s sale of Company stock purchased pursuant to the plan.
E. Former Employees. The above insider trading restrictions continue to apply to transactions in Company securities after an employee has terminated employment if the employee is in possession of material, non-public information when the employment terminates. In such case, the former employee may not trade in Company stock until that information has become public or is no longer material.
V. Other Restricted Transactions
A. Retirement Plan Blackouts. Section 16 Reporting Persons are prohibited from trading in the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.
B. Potentially Speculative Transactions. Members of the Restricted Group, including any person’s spouse, other persons living in such person’s household and minor children and entities over which such person exercises control, are prohibited from engaging in the following transactions in the Company’s securities unless advance approval is obtained from the General Counsel’s Office or Chief Financial Officer:
(i) Short-term trading. Section 16 Reporting Persons who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase;
(ii) Short sales. Short sales of Company’s securities;
(iii) Options trading. Members of the Restricted Group may not buy or sell puts or calls or other derivative securities on the Company’s securities;

(iv) Trading on margin or pledging. Members of the Restricted Group may not hold Company securities in a margin account or pledge Company securities as collateral for a loan; and
(v) Hedging. Members of the Restricted Group may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.
VI. Conclusion
After reviewing this policy, any director, officer, or employee who is not clear whether or not it is permissible to trade in Company stock should first consult with the General Counsel’s Office or the Chief Financial Officer.